Exhibit 99.(d)(13)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

[ P. O. BOX 1928 BIRMINGHAM, ALABAMA 35282-8238 ]

PROTECTED LIFETIME INCOME BENEFIT RIDER

RIDER SCHEDULE

Contract #	[ VA10000001 ]
Owner 1 Name:	[ John Doe ]
Rider Effective Date:	[ June 1, 2024]
Rider Purchase Age Limits on the Rider Effective Date:	We will not issue a Rider with the Benefit described herein if any Owner or Annuitant is younger than Age [ 55 ] or older than Age [ 85 ].
Annual Benefit Cost on the Rider Effective Date:	[ 1.50%] (Guaranteed for the first fee calculation date after the Rider Effective Date. May be increased as described in the Rider's 'Benefit Cost' provision, subject to the Maximum Annual Benefit Cost shown below.)
Maximum Annual Benefit Cost:	[2.50%]
Initial Benefit Base on the Rider Effective Date:	[ $100,000.00]
Maximum Benefit Base:	$[5,000,000.00 (5 million dollars)]
Limitations on Additional Purchase Payments:

In addition to the specific Purchase Payment limitations shown on the Contract's Schedule, while this Rider remains in effect we will not accept any Purchase Payment that we receive on or after the earlier of:

a)  the 2nd anniversary of the Rider Effective Date; or,

b)  the Benefit Election Date.

Contract Allocation Restrictions

[ Before the Benefit Election Date, your entire Contract allocation must

[a) be 100% to a single permissible Pre-Selected Allocation Option; or,]

[b) be 100% to a single permissible Individual Option; or, ]

[c) meet the following Allocation by Investment Category (“AIC”) guidelines:

•     [At least [ 10% ] must be allocated to Category 1;]

•     [Not more than [ 90% ] may be allocated to Category 2;]

•     [Not more than [ 40% ] may be allocated to Category 3; and]

•     [No Contract Value may be allocated to Category 4 (Not Permitted).]]]

[On and after the Benefit Election Date, your entire Contract allocation must

[a) be 100% to a single permissible Pre-Selected Allocation Option; or,]

[b) be 100% to a single permissible Individual Option; or, ]

[c) meet the following Allocation by Investment Category (“AIC”) guidelines

•     [At least [ 35% ] must be allocated to Category 1;]

•     [Not more than [ 65% ] may be allocated to Category 2;]

•     [Not more than [25%] may be allocated to Category 3; and]

•     [No Contract Value may be allocated to Category 4 (Not Permitted).]]]

The Contract Allocation Restrictions shown above are current as of the Rider Effective Date and are subject to change before the Benefit Election Date has been established. No changes will be made to the Contract Allocation Restrictions after the Benefit Election Date without prior approval by the New York Department of Financial Services being obtained.

The current Contract Allocation Restrictions are shown on the Contract Allocation Restrictions and AIC Guidelines Table [NY-VDA-A-6086] at the end of this Rider. A revised Contract Allocation Restrictions and AIC Guidelines Table will be sent to the Owner, in accordance with the delivery preferences on record, when changes are made to the Contract Allocation Restrictions. If no delivery preferences are recorded, then the revised Contract Allocation Restrictions and AIC Guidelines Table will be mailed to the Owner at the address on record.

Any changes to the available Investment Options, Permissible Pre-Selected Allocation Options, single permissible individual options and AIC guidelines will only be implemented upon prior approval by the New York Department of Financial Services being obtained.

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RIDER SCHEDULE (CONTINUED)

Roll-Up Percentage:	[ 7.00% ] (FOR CALCULATION OF ROLL-UP VALUES DURING THE ROLL-UP PERIOD PRIOR TO THE BENEFIT ELECTION DATE)

Portfolio Rebalancing:	We rebalance the Variable Account Value to the current Contract allocation semi-annually based on the Rider Effective Date, unless you instruct us to rebalance quarterly or annually.

Maximum Reserve Amount:	[ The Reserve Amount will never be more than the lesser of: a) [ three ] times the current Annual Withdrawal Amount in any Contract Year, or b) [the current Contract Value ]. ]
Roll-Up Purchase Payment Window	[ From the Contract’s Issue Date through the last business day before the 1st Contract Anniversary, excluding NYSE market holidays.]

Withdrawal Percentages

(FOR CALCULATION OF ANNUAL WITHDRAWAL AMOUNTS ON AND AFTER
THE BENEFIT ELECTION DATE)

Age of Covered Person on the Benefit Election date	Annual Withdrawal Percentage	Age of Covered Person on the Benefit Election date	Annual Withdrawal Percentage
[59.5 / 60	3.80%	78	4.85%
61	3.85%	79	4.91%
62	3.90%	80	5.10%
63	3.95%	81	5.17%
64	4.00%	82	5.23%
65	4.03%	83	5.29%
66	4.09%	84	5.36%
67	4.14%	85	5.61%
68	4.19%	86	5.69%
69	4.24%	87	5.76%
70	4.32%	88	5.82%
71	4.38%	89	5.90%
72	4.43%	90	6.29%
73	4.49%	91	6.38%
74	4.54%	92	6.46%
75	4.67%	93	6.52%
76	4.74%	94	6.61%
77	4.79%	95	7.18% ]

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PROTECTED LIFETIME INCOME BENEFIT

We are amending the Contract to which this Rider is attached to add a Protected Lifetime Income Benefit (the "Benefit"). The terms and conditions in this Rider supersede any conflicting provision in the Contract beginning on the Rider Effective Date and continuing until the Rider is terminated. Contract provisions not expressly modified by this Rider remain in full force and effect.

This Benefit provides a minimum withdrawal benefit that guarantees, upon election, a series of withdrawals from the contract calculated as a percentage of the Benefit Base as more fully described in the provisions below. The Benefit Base is established for the sole purpose of determining the minimum withdrawal benefit and is not used in calculating the cash surrender benefit or other guaranteed benefits.

Subject to the terms and conditions of this Rider, beginning on the Benefit Election Date and continuing on each Contract Anniversary thereafter during the lifetime of a Covered Person, you may take aggregate annual withdrawals from the Contract that do not exceed the Annual Withdrawal Amount regardless of the Contract Value at that time. Portions of a Contract Year’s Annual Withdrawal Amount not withdrawn in that Contract Year may carry forward to future Contract Years as described in the Rider’s “Reserve Amount” provision.

This Rider is issued after the Contract’s prior Protected Lifetime Income Benefit Rider terminated, pursuant to the following provision in that prior Rider:

“Spousal Continuation After the Benefit Election Date – The surviving spouse of a sole Covered Person who, pursuant to the Contract's 'Payment of the Death Benefit' provision, continues the Contract and becomes the new sole Owner may also purchase a new Rider using the RightTime Option, if we are offering one at that time. The surviving spouse must meet the Rider Purchase Age Limits in effect on the date the new Rider is purchased. Only the surviving spouse is eligible to be a Covered Person under the new Rider, and the new Rider will terminate upon the death of that Covered Person.”

Purchase Payment Limitations

In addition to the specific Purchase Payment limitations shown on the Contract’s Schedule, while this Rider remains in effect, we will not accept any Purchase Payment that we receive on or after the earlier of the 2nd anniversary of the Rider Effective Date or the Benefit Election Date.

Contract Allocation Restrictions

While this Rider is in force, your Contract allocation is restricted according to the “Contract Allocation Restrictions” section of the Rider Schedule above. These restrictions may vary depending on whether or not you have established the Benefit Election Date.

DEFINITIONS

Annual Withdrawal Amount: Excluding the Reserve Amount (defined below), the maximum amount that may be withdrawn from the Contract each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Benefit Base: The amount determined according to the terms of this Rider and used to calculate the Annual Withdrawal Amount and the monthly fee. The Benefit Base may not exceed the Maximum Benefit Base shown on the Rider Schedule.

Benefit Election Date: The date as of which we first calculate the Annual Withdrawal Amount and the date on which guaranteed withdrawals may begin.

Benefit Period: The period of time between the Benefit Election Date and the earlier of the Annuity Date or the Rider termination date.

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Covered Person: The person upon whose life the benefits of this Rider are based. Only the surviving spouse who continued the Contract pursuant to its ‘Payment of the Death Benefit’ provision and who purchased this Rider may be the Covered Person. On and after the Benefit Election Date, the Covered Person must be named as the Annuitant.

Reserve Amount: The sum of the portions of previous Contract Years’ Annual Withdrawal Amounts not withdrawn in a Contract Year and permitted to accumulate up to the maximum described in the Rider Schedule. Subject to the terms and limits of this Rider, this amount may be withdrawn in future Contract Years without reducing the Benefit Base.

RightTime® Option: The option to purchase the current version of the Benefit after the Contract's Issue Date, if we are offering one at that time.

Roll-Up Purchase Payment Window: The period beginning on the Contract Issue Date during which Purchase Payments are eligible to be included in the calculation of the roll-up amount.

BENEFIT COST AND FEES

Benefit Cost – On the Rider Effective Date, the Annual Benefit Cost ("Benefit Cost") as a percentage of the Benefit Base is shown in the Rider Schedule. We have the right to change the Benefit Cost at any time after the first fee calculation date. Any such change will apply on a nondiscriminatory basis to all contracts of the same actuarial class.

A “fee calculation date” is the Valuation Period that includes the same day of the month as the Contract's Issue Date, or the last Valuation Period of the month if that date does not occur during the month. The Benefit Cost as a percentage of the Benefit Base will never exceed the Maximum Annual Benefit Cost shown on the Rider Schedule. We will notify you of the new Benefit Cost in writing at the address contained in our records not less than 30 days prior to the date on which the new Benefit Cost becomes effective.

You may avoid changes in the Benefit Cost provided we receive your written instructions declining the change before the Valuation Period during which the new Benefit Cost becomes effective. However, if you decline a Benefit Cost change, each Step-Up Anniversary Value that follows will equal $0, and the roll-up period will end.

Monthly Fee – Beginning on the first fee calculation date following the Rider Effective Date and continuing monthly until the Benefit terminates, we will calculate the fee for this Rider and deduct that amount from the Contract Value.

We calculate the monthly fee in arrears by multiplying the monthly equivalent of the Benefit Cost by the Benefit Base as of the fee calculation date, using the formula below:

Monthly Fee = [1 – (1 – Benefit Cost)1/12] x Benefit Base as of the calculation date.

Deducting the Monthly Fee – We deduct the monthly fee as of the Valuation Period immediately following the Valuation Period during which it was calculated.  The monthly fee is deducted from the Variable sub-accounts pro-rata based on the proportion that each sub-account bear to the total Variable Account value on that date.  Deduction of the monthly fee will not reduce the Benefit Base, the Annual Withdrawal Amount, or the Reserve Amount.

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THE BENEFIT BASE

The Benefit Base is used for calculation purposes only and does not represent accessible Contract Value. The Benefit Base cannot be withdrawn in a lump sum and is not payable as a death benefit.

Determining the Benefit Base – The initial Benefit Base is equal to the Contract Value on the Rider Effective Date. Thereafter, we increase the Benefit Base dollar-for-dollar for Purchase Payments credited to the Contract before the earlier of a) the 2nd anniversary of the Rider Effective Date; or b) the Benefit Election Date. We reduce the Benefit Base pro-rata for each withdrawal before the Benefit Election Date. The pro-rata reduction for each withdrawal is the amount that reduces the Benefit Base in the same proportion that the amount deducted from the Contract Value to satisfy the withdrawal request reduced the Contract Value as of the Valuation Period during which the withdrawal was deducted.

Step-Ups and Roll-Ups – On each Contract Anniversary after the Rider Effective Date, we compare the Benefit Base to the Step-Up Anniversary Value and the Roll-Up Value, if one is calculated. The greatest of these will become the new Benefit Base as of that Contract Anniversary.

Step-Up Anniversary Value. We identify a Step-Up Anniversary Value on each Contract Anniversary after the Rider Effective Date. The 'Step-Up Anniversary Value' is equal to the Contract Value as of that Contract Anniversary. However, if you have declined a Benefit Cost increase, each Step-Up Anniversary Value that follows will be deemed to be $0.

Roll-Up Value. We calculate a Roll-Up Value only on Contract Anniversaries that occur during the 'roll-up period' described below. The 'Roll-Up Value' on any such Contract Anniversary is equal to:

1)	the Benefit Base as of the Valuation Period immediately before that Contract Anniversary; plus

2)	the roll-up amount on that Contract Anniversary.

Generally, the 'roll-up amount' on a Contract Anniversary is equal to the Benefit Base on the later of the Rider Effective Date or the prior Contract Anniversary reduced pro rata (as described in the 'Determining the Benefit Base' provision above) for withdrawals made since that date, multiplied by the applicable Roll-Up Percentage shown on the Rider Schedule. However, if the Rider Effective Date is the same date as the Contract’s Issue Date, the roll-up amount on the 1st Contract Anniversary is equal to the sum of all Purchase Payments credited to the Contract during the Roll-Up Purchase Payment Window, reduced pro rata for withdrawals made since the Contract's Issue Date, multiplied by the applicable Roll-Up Percentage shown on the Rider Schedule.

Roll-Up Period. The roll-up period starts on the Rider Effective Date and ends on the Valuation Period immediately following the 10th Contract Anniversary on which we increase the Benefit Base to equal either the Step-Up Anniversary Value or the Roll-Up Value. When determining the length of the roll-up period, we will not count Contract Anniversaries on which the Benefit Base does not increase.

However, the roll-up period will end on the Valuation Period during which any of the following first occur:

1)	you decline a Benefit Cost increase or
2)	you establish the Benefit Election Date; or,
3)	the Rider terminates.

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THE BENEFIT PERIOD

Establishing the Benefit Election Date – You must establish the Benefit Election Date to start the Benefit Period and access the guaranteed withdrawals provided by this Rider. To establish the Benefit Election Date, you must notify us that you are doing so, instruct us to calculate the Annual Withdrawal Amount and (if we request it) provide proof of Age for the Covered Person. You must also change the Annuitant (if necessary) so that she or he is a Covered Person. You must also change your Contract allocation (if necessary) so that it complies with any Contract allocation restrictions that may apply on and after the Benefit Election Date. The Benefit Election Date may not be earlier than the date on which the Covered Person attains the lowest age in the “Withdrawal Percentages” section of the Rider Schedule, nor later than the Annuity Date.

Portfolio Rebalancing will occur semi-annually based on the Rider Effective Date, unless you instruct us to rebalance quarterly or annually. At that time, we will transfer the Variable Account Value to the Contract allocations then in effect. All Contract allocations must comply with the Contract allocation restrictions. Please see the “Restrictions on Allocation, Transfer and Withdrawal of Contract Value” provisions in the “GENERAL PROVISIONS” below.

Automatic Withdrawals established prior to the Benefit Period terminate as of the Benefit Election Date.

Individuals Eligible to be Named as a Covered Person – Only the surviving spouse who continued the Contract pursuant to its 'Payment of the Death Benefit' provision and who purchased this Rider may be the Covered Person, and only if he or she is alive on the Benefit Election Date.

Calculating the Annual Withdrawal Amount – The Annual Withdrawal Amount is equal to the Benefit Base as of the date the Annual Withdrawal Amount is being calculated, multiplied by the applicable Withdrawal Percentage shown on the Rider Schedule.

The initial Annual Withdrawal Amount is calculated as of the Benefit Election Date. Thereafter, we re-calculate the Annual Withdrawal Amount only on Contract Anniversaries, and only if the Benefit Base or the applicable Withdrawal Percentage has changed since the Annual Withdrawal Amount was last calculated.

Accessing the Annual Withdrawal Amount – During the Benefit Period, you may request withdrawals of the Annual Withdrawal Amount, including withdrawing a lump sum payment or specific amounts periodically. Your request must include all the required information that is necessary for us to remit the requested amounts. This includes (if we request it) proof that the Covered Person(s) is (are) alive on the withdrawal date.

Withdrawals made during the Benefit Period reduce the Contract Value and the death benefit in the same manner as withdrawals made prior to the Benefit Election Date. We do not assess applicable surrender charges, if any, on aggregate withdrawals during a Contract Year that do not exceed the sum of the Annual Withdrawal Amount and any available Reserve Amount. However, all withdrawals count against any free withdrawal amounts that would otherwise be available.

The Annual Withdrawal Amount is cumulative. You may take the entire Annual Withdrawal Amount each Contract Year, but if you do not, the remaining portion may carry forward in the form of a Reserve Amount (described in the next section).

During the Benefit Period, aggregate withdrawals in any Contract Year that do not exceed the sum of the Annual Withdrawal Amount and any available Reserve Amount do not reduce the Benefit Base.

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Reserve Amount – If you do not take the entire Annual Withdrawal Amount during a Contract Year, the remaining portion may carry forward to future Contract Years in the form of a Reserve Amount. The Reserve Amount is available beginning in the Contract Year after the Contract Year in which you establish the Benefit Election Date and is subject to the terms and limits of this Rider. Any available Reserve Amount may be withdrawn while this Rider is in force without reducing the Benefit Base. Withdrawals will first be taken from any available Reserve Amount.

Excess Withdrawals – During the Benefit Period any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the sum of the Annual Withdrawal Amount and the available Reserve Amount constitutes an excess withdrawal. We will not recalculate the Annual Withdrawal Amount until the next Contract Anniversary, so any subsequent withdrawal taken that Contract Year is also an excess withdrawal. We assess applicable surrender charges, if any, on excess withdrawals. If any portion of any requested withdrawal would be an excess withdrawal, we will not process the request until you have been notified of the excess amount and we provide you the opportunity to reduce or cancel the request.

Each excess withdrawal results in an immediate reduction of the Benefit Base. If, immediately after the excess withdrawal, the Contract Value minus any non-excess portion of the withdrawal is greater than the Benefit Base, we reduce the Benefit Base by the amount of the excess withdrawal including applicable surrender charges, if any. Otherwise, we reduce the Benefit Base by the same proportion that the excess withdrawal including applicable surrender charges, if any, reduced the Contract Value as of the Valuation Period during which the excess withdrawal request was processed.

Because the Benefit Base is used to calculate Annual Withdrawal Amounts, reduction of the Benefit Base due to excess withdrawals could result in a permanent reduction of future Annual Withdrawal Amounts by more than the dollar amount of the excess withdrawals.

If you would like to make an excess withdrawal and are uncertain how an excess withdrawal will impact your future Annual Withdrawal Amounts, you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of the excess withdrawal.

If you have instructed us to send you all or a portion of the Annual Withdrawal Amount periodically in specific amounts, an excess or unscheduled withdrawal automatically terminates those periodic withdrawals. If any Contract Value remains after the excess withdrawal, you may instruct us to resume sending periodic withdrawals to you beginning on the next Contract Anniversary based on the recalculated Annual Withdrawal Amount.

Reduction of the Contract Value to $0 After the Benefit Election Date – If an excess withdrawal including applicable surrender charges, if any, reduces the Contract Value to $0, the Contract will terminate as of that date. If after the Benefit Election Date, a non-excess withdrawal, negative investment performance, and/or deduction of any charges or fees reduces the Contract Value to $0, we will pay the Benefit under this Rider as follows: a) we will pay the remaining Annual Withdrawal Amount not yet withdrawn in the current Contract Year, if any, in a lump sum; and b) we will establish the Annuity Date on the next Contract Anniversary and will begin monthly fixed annuity income payments for the life of the Covered Person in an amount equal to the Annual Withdrawal Amount as of the Annuity Date divided by 12, less an adjustment for any applicable premium tax. On and after the date the Contract Value is reduced to $0, no death benefit is payable and no other Annuity Options are available, and the Annual Withdrawal Amount will not change and no Reserve Amount will be available.

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Required Minimum Distributions– Withdrawals in excess of the sum of the Annual Withdrawal Amount and the available Reserve Amount are permitted to satisfy required minimum distributions (RMD) under Internal Revenue Code Section 401(a)(9) as they apply to amounts attributable to the Contract. These withdrawals will not be treated as excess withdrawals under this Rider provided:

1)	you notify us in writing at the time you request the withdrawal that it is intended to satisfy RMD requirements; and

2)	we calculate the RMD amount based solely on the applicable end-of-year value of this Contract.

The timing and amount of the non-excess RMD withdrawal we permit from this Contract may be more restrictive than allowed under IRS rules and may not satisfy the annual RMD requirements for all of the tax-qualified contracts you own.

Death or Divorce of a Covered Person After the Benefit Election Date – This Rider terminates upon the Covered Person's death.

Establishing the Benefit Election Date on the Maximum Annuity Date – If this Rider is in force on the Maximum Annuity Date and you have not previously established the Benefit Election Date, it will be established for you, as follows:

1)	the Benefit Election Date, and the calculation date for the Annual Withdrawal Amount, will be the Maximum Annuity Date; and

2)	the Annual Withdrawal Amount will be calculated using the applicable Withdrawal Percentage shown on the Rider Schedule based on the Covered Person's life. The Covered Person will become the sole Annuitant as of the Maximum Annuity Date, if she or he was not already so named.

This provision does not apply if you established the Benefit Election Date prior to the Maximum Annuity Date.

Additional Annuity Option as of the Maximum Annuity Date – If this Rider is in force on the Maximum Annuity Date, in addition to the other Annuity Options available to you under the Contract, you may select the "Annual Withdrawal Amount" Annuity Option that will pay monthly payments for the life of the Covered Person equal to the Annual Withdrawal Amount as of the Maximum Annuity Date divided by 12, less an adjustment for any applicable premium tax. This "Annual Withdrawal Amount" Annuity Option is available whether or not the Contract Value applied to the option is sufficient to support the payments.

If you have not selected an Annuity Option, we will start sending monthly fixed annuity income payments one month after the Maximum Annuity Date. Payments will be an amount equal to the greater of:

1)	the Annual Withdrawal Amount as of the Maximum Annuity Date divided by 12, less an adjustment for any applicable premium tax. If this is the monthly payment amount, it will be paid for the life of the Covered Person.

2)	the results of applying the Contract Value as of the Valuation Period that includes the Maximum Annuity Date less any applicable premium tax, to Annuity Option B with a monthly payment mode and a 10-year Certain Period based on the life (lives) of the Covered Person(s). If this is the monthly payment amount, it will be paid for the life of the Covered Person, or for 10 years, whichever is longer.

If you have selected an Annuity Option, we will distribute the entire interest in the Contract according to the Annuity Option you have selected.

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Annuity Date Prior to the Maximum Annuity Date – If you select an Annuity Date that occurs before the Maximum Annuity Date, the Contract Value as of the Valuation Period that includes the Annuity Date, less any applicable premium tax, may be taken in a lump sum, or that amount may instead be applied as described in the Contract's 'ANNUITY INCOME PAYMENTS' section. The "Annual Withdrawal Amount" Annuity Option, described in the provision above, is not available.

GENERAL PROVISIONS

Restrictions on Allocation, Transfer and Withdrawal of Contract Value – While this Rider is in force, your Contract allocations are restricted as described in the “Contract Allocation Restrictions” section of the Rider Schedule and the “Contract Allocation Restrictions and AIC Guideline Table” at the end of this Rider, each of which is current as of the Rider Effective Date.

These restrictions may include Allocation by Investment Category (“AIC”) guidelines which divide Investment Options into categories and specify the range of percentages that must be allocated to each category. Within each category, you select the Investment Options and amounts allocated to them, provided the total percentage in each category is not less than the minimum required, nor more than the maximum permitted. AIC guidelines may vary based on whether or not the Benefit Election Date has been set. The AIC guideline categories and percentage ranges that may be allocated to each category are shown on the Rider Schedule and in the “Contract Allocation Restrictions and AIC Guideline Table” at the end of this Rider, each of which is current as of the Rider Effective Date.

Prior to the Benefit Election Date, permissible Pre-Selected Allocation Options, permissible Individual Options, and permissible Investment Options in each AIC category may be changed from time to time after prior approval is obtained from the Superintendent of the New York Department of Financial Services. After the Benefit Election Date, no changes will be made to any Contract Allocation Restrictions, Pre-Selected Allocation Option, permissible Individual Options, and permissible Investment Options without prior approval being obtained from the Superintendent of the New York Department of Financial Services.

We may change permissible Contract Allocation Restrictions from time to time prior to the Benefit Election Date. After the Benefit Election Date, no changes will be made to any Contract Allocation Restrictions without prior approval being obtained from the Superintendent of the New York Department of Financial Services. We will notify you of changes made to the Contract Allocation Restrictions by sending the Owner a revised Contract Allocation Restrictions and AIC Guidelines Table in accordance with the delivery preferences on file. If no delivery preferences are recorded, then the Contract Allocation Restrictions and AIC Guidelines Table will be mailed to the Owner at the address contained in our records.

If we change Contract Allocation Restrictions or AIC guidelines, you will not be required to re-allocate your existing Contract Value. We will continue to apply Purchase Payments received without revised allocation instructions and process automatic transfers for dollar cost averaging in accordance with the allocation instructions in effect immediately before the change. However, any revised allocation instructions submitted with a Purchase Payment, and any instructions to transfer Contract Value among Investment Options that would change your Contract allocation as of the Valuation Period during which we received the instructions, must comply with the Contract Allocation Restrictions in effect at the time the instructions are received and processed.

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If you change your Contract allocation instructions, we will re-allocate the Contract Value in accordance with the revised allocation instructions. Purchase Payments applied to the Contract and transfers made under the dollar cost averaging program after that date will be allocated according to the revised Contract allocations unless and until you provide new allocation instructions. Any revised instructions must comply with the Contract Allocation Restrictions and AIC Guidelines then in effect.

In addition to the re-allocation of Contract Value that occurs each time Contract allocation instructions are changed, we will rebalance the Variable Account Value semi-annually to the current Contract allocations then in effect, unless you instruct us to rebalance quarterly or annually.

Amounts deducted from the Contract Value to satisfy a withdrawal request are deducted from the Investment Options in the same proportion that the value of each bear to the total Contract Value on that date.

Reports – While this Rider is in effect, the statements we provide under the Contract's 'Reports' provision will include information for the statement period regarding the Benefit Cost, the Benefit Base, and (during the Benefit Period) the available Annual Withdrawal Amount (and if applicable) the Reserve Amount, and a clear explanation of the effect of taking an excess withdrawal (an amount that exceeds the Annual Withdrawal Amount). Prior to the Benefit Election Date, you may contact the Company at any time for information about the Annual Withdrawal Amount based on specified assumptions regarding the number and age of the Covered Person, the Benefit Election Date, and the Benefit Base.

Termination – This Rider, every benefit it provides, and deduction of the monthly fee terminate as of the Valuation Period during which any of the following 7 events first occur.

1)	We receive your instruction to:

a)	allocate any Purchase Payment; or

b)	dollar cost average; or

c)	transfer any Contract Value

in a manner inconsistent with the Contract allocation restrictions described in the “Restrictions on Allocation, Transfer and Withdrawal of Contract Value” provision above.

2)	We receive your instruction to stop Portfolio Rebalancing.

3)	We receive your instruction to add, remove, or change the Covered Person after the Benefit Election Date.

4)	We receive your instruction to change the Annuitant to someone other than the Covered Person after the Benefit Election Date.

5)	The Covered Person dies.

6)	The Contract Value is applied to an Annuity Option.

7)	The Contract to which this Rider is attached is surrendered or otherwise terminated.

We will notify you in writing that the Rider has terminated and identify the cause.

Reinstatement – If this Rider terminates as a result of an action described in Items 1, 2, 3, or 4 of the 'Termination' provision, you may reinstate it within 30 days unless a Purchase Payment was applied to the Contract since the Rider termination date.

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We must receive your request for reinstatement along with instructions that correct the action that caused the termination within 30 days of this Rider's termination date. We will deduct any fees and make any other adjustments that were scheduled during the period of termination so that after the reinstatement, the Contract and this Rider will be as though the termination never occurred.

Exercising the RightTime Option After the Rider Terminates – If this Rider terminates as a result of any of the reasons in the 'Terminations' provision other than the Contract Value being applied to an Annuity Option (number 6 above) or the Contract being terminated (number 7 above), you may purchase the Benefit using the RightTime Option, if:

1)	we are offering the RightTime Option when we receive your request to purchase it; and

2)	5 years or more have elapsed since this Rider terminated; and

3)	the Rider Purchase Age Limits in effect on the new Rider Effective Date are met; and

4)	the Contract has not reached the Annuity Date.

If this Rider terminates because you instruct us to add, remove, or change the Covered Person after the Benefit Election Date, we will waive the 5-year waiting period described in Item 2 above.

Signed for the Company and made a part of the Contract as of the Rider Effective Date.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

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